File No. 333-44677
                                                            Rule 424(b)(3)


                            Key Energy Services, Inc.
                 Supplement to Prospectus dated February 6, 1998


Lehman Brothers Inc. ("Lehman")as Selling Securityholder is hereby offering for resale $1,325,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2004 (the "Notes") of Key Energy Services, Inc., a Maryland Corporation (the "Company"). The Notes are being offered by, and are being sold through, Lehman at a price of $583,000; no commissions or discounts will be paid in connection with such resales. The Company will not receive any of the proceeds from the resale of the Notes offered hereby.

Lehman has acted as the lead or co-lead manager of several securities offerings of the Company during the last three years.






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            The date of this Prospectus Supplement is March 16, 1999.